Exhibit T3B.158

ASSIGNMENT OF PARTNERSHIP INTEREST

(Parkway Place Limited Partnership)

FOR VALUABLE CONSIDERATION in the amount of One Million Five Hundred Thousand Dollars ($1,500,000), the receipt and sufficiency of which is hereby acknowledged this 17th day of November, 2008, Saks Incorporated, a Tennessee corporation (“Assignor”), as successor in interest to the entire partnership interest held by Parisian, Inc., an Alabama corporation (“Parisian”), in PARKWAY PLACE LIMITED PARNTERSHIP, an Alabama limited partnership (the “Partnership”), does hereby assign, transfer and convey to Colonial Realty Limited Partnership, a Delaware limited partnership (“Assignee”), the partnership interests described in Schedule “A” attached hereto (the “Partnership Interests”), standing in the name of Assignor on the books of the Partnership, together with any other rights, privileges and benefits appertaining thereto.

Assignor warrants and represents that (i) it succeeded to or acquired Parisian’s entire partnership interest in the Partnership; (ii) Assignor holds good title to the Partnership Interests, free and clear of any liens, encumbrances or any interests of third parties; (iii) the Partnership Interests have not been conveyed, sold, transferred, encumbered, pledged, hypothecated or assigned; and (iv) Assignor has full power and authority to make this assignment.

IN WITNESS WHEREOF, Assignor has executed this Assignment as of the date first above written.

ASSIGNOR:

SAKS INCORPORATED,
a Tennessee corporation

By:	/s/ Vincent A. Corno
Name:	Vincent A. Corno
Title:	SVP – Real Estate

SCHEDULE “A”

Assignor assigns to Assignee a five percent (5%) limited partnership interest in Parkway Place Limited Partnership, an Alabama limited partnership.

Exhibit “A” - Partnership Interests